
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

✓   **Form C: Offering Statement**
☐   **Form C-U: Progress Update:** _____
☐   **Form C/A: Amendment to Offering Statement:** _____
         ☐**Check box if Amendment is material and investors must reconfirm within five business days.**
☐   **Form C-AR: Annual Report**
☐   **Form C-AR/A: Amendment to Annual Report**
☐   **Form C-TR: Termination of Reporting**

Name of issuer: ___Yokal Productions II, Inc_____
Legal status of issuer:
       Form: ___Corporation_____
       Jurisdiction of Incorporation/Organization: ___California_____
       Date of organization): ___Jun 21 2016_____
Physical address of issuer: 818 West 7th Street, Ste. 903 Los Angeles, CA 90019
Website of issuer: www.yokalsports.com

Name of intermediary through which the offering will be conducted: ___TRUCROWD_____
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary: _____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
_7% from the amount raised via this crowdfunding campaign_____

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
_____

Type of security offered: ___Common Stock, non-voting, 15% discounted_____
Target number of securities to be offered: 180,328
Price (or method for determining price):   1,639,344
Target offering amount: $110,000
Oversubscriptions accepted: ✓ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ✓ First -come, first-served basis
☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): ___$1,000,000_____
Deadline to reach the target offering amount: _____

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
			Prior fiscal year-end:	$0
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	$0		

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Yokal Productions II Inc.
(Issuer)

By *[signature]* / Chief Executive Officer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

[signature]
(Signature)

CEO
(Title)

7/20/16
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

THE COMPANY

1.   Name of issuer: Yokal Productions II Inc.

ELIGIBILITY

2.   Check this box to certify that all of the following statements are true for the issuer:

√   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

√   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

√   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

√   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

√   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

√   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? □ Yes √No
Explain: This if our first Reg CF offering.

DIRECTORS OF THE COMPANY

Mr. Christopher Pappas (39)   Founder, Chairman & CEO

Christopher is the Founder, Chairman and CEO of Yokal Productions. He is responsible for setting the firms overall direction and development of its core culture. He leads the design of Yokal Productions' video strategies, the company's management infrastructure and local media / video models. YokalSports.com was purchased in March 2005 and Christopher has been working on creating a local video model most days since then.   Previously he oversaw the Digtial Media Group at United Talent Agency for 3 years in Beverly Hill, CA. Additionally, he has worked on numerous Startup ventures with two receiving venture capital investments.

He received a Bachelor of Arts in Economics from Franklin & Marshall College where he was the captain of the Men's basketball team.

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

Mr. Carl Richard (Dick) Sommerstad (64)   **Board Advisor**

Dick's extensive pioneering business development background spans over thirty-five years. Mr. Sommerstad's experience focused in Economic Development, Community Development, and management with emerging companies, new company start-ups, local funding sources, law firms, Foundations, and Associations. He has developed an extensive personal network of associates in the areas of business development, Government, Communities, and emerging businesses in Minnesota, the Midwest, and throughout the USA.

OFFICERS OF THE COMPANY

Mr. Christopher Pappas (39)   *Founder, Chairman & CEO*

Christopher is the Founder, Chairman and CEO of Yokal Productions. He is responsible for setting the firms overall direction and development of its core culture. He leads the design of Yokal Productions' video strategies, the company's management infrastructure and local media / video models. YokalSports.com was purchased in March 2005 and Christopher has been working on creating a local video model most days since then. Previously he oversaw the Digtial Media Group at United Talent Agency for 3 years in Beverly Hill, CA. Additionally, he has worked on numerous Startup ventures with two receiving venture capital investments.

Christopher received a Bachelor of Arts in Economics from Franklin & Marshall College where he was the captain of the Men's basketball team.

Mr. Eric L. Stormoen (39)   **Co-Founder / General Manager Twin Cities**

Eric is the General Manager of the Twin Cities Market. In that capacity, Eric manages all video productions for the Twin Cities, organizes our student reporters and controls the P&L for that market. Each market will eventually have a General Manager and Eric is working at developing this model. Eric is another serial entrepreneur. He began his career at ESPN working on Sports Center. He also produced a syndicated radio show through Premiere Broadcasting,

Eric recived a BA in Communications from the Universit of Wisconsin at Madison.

Mr. Howard Bolter (59)   **Chief Video Officer**

Mr. Bolter oversees all of video management, storage and syndication challenges. Howard is an expert in all evolving aspects of video production and management. His experience spans traditional media, such as broadcast and cable networks, expanding to OTT channels including App based and SVOD offerings. His responsibilities have covered a large unique spectrum overseeing all aspects of the Entertainment Business. With "C" level and senior level management at companies with budgets as low as 1m to over 300m+ per year and employee groups of 10 to 1000+. Augmenting his management skills he is a technical expert in the latest media technologies and operational workflows, including cloud systems, media formats, virtual reality and most distribution systems utilized in today's operations.

Howard received a BA from Fresno State and a MFA from the University of Southern California.

PRINCIPAL SECURITY HOLDERS

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Christopher Pappas	2,500,000 Voting	**% 100**
Treasury Stock	2,500,000 Non-Voting	**% 0**
		%
		%

BUSINESS AND ANTICIPATED BUSINESS PLAN

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Yokal Sports is the first brand from Yokal Productions Inc. a California C Corporation that operates in Los Angeles, CA Minneapolis, MN and Princeton, NJ.

Yokal Sports is a video service for high school and college sports fans. that will lead to over-the-top subscription regional video service. Yokal Sports is focused on covering school sports, in multiple markets, better than any company while organizing sports video highlights and data for local sports fans.

Yokal Sports Production Process

Yokal Sports will be focusing on non-major colleges and high school sports teams. We believe every college and high school has a brand with a niche sports audience that we plan to focus. The theory is that by using modern technologies and aggregating these niches audiences around Designated Marketing Areas (DMA) we are able to build a valuable company that helps school fans know more about their market.

Our goal will be to have students at these games send us video and statistics of their games while also paying to send a few local Sports Reporters to the games to get video highlights. By being a bottom up (crowd sourced student produced video) and top down (we pay a person to go to games) we can be a lean low cost video producer who is using modern technology to give local fans a service they will find valuable.

Our production process is built around 2 main points; cost and scale

Cost -- the average television station in a top 20 market has an annual operating budget between $15 - 20 mm per year. Our operating cost on a per market basis to start at $3,000 per month per DMA. We are able to attain this cost structure by using technology to offer a service that is both a bottom up and top down video production company. We will pay Reporters to attend a few games and get video; most of our video will be submitted by students who are already at these games. Our main focus is to inspire these students to become Sports Reporters and potentially earn scholarships based on their work. As our business expands and we give away scholarships our per market costs will increase slightly however we will always have a per market cost structure that is as

Yokal
SPORTS
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

much lower than any company.   We believe in the concept of lean startups and we will always keep our per market costs as low as possible – especially compared to existing companies.

Scale -- There are 204 DMAs in America. The largest station groups operate in between 15 - 20 of those markets. Our plan is to produce video in each DMA in America and to maximize the benefits of this scale. We will eventually create an affiliate program so people can own a small business and help us quickly get to additional markets.   Additionally, we will look to expand to other countries and have that affiliate program be a significant part of our future growth and scale..

Yokal Productions Revenue

There are 3 ways companies can generate revenue 1) sell something to an enterprise 2) sell something to a consumer and 3) allow marketers to sell their products through your audience.

Yokal Productions will eventually take advantage of all three of these revenue streams. However, we believe the best way to start is to create Enterprise Customers.

Enterprise Customers -- Our enterprise video solutions are for local media brands and technology platforms. Each of these companies need low cost local video that they will make money from. Our videos will help them become more local and give video packages that can provide revenue growth.   We currently have 1 enterprise customer and are in active discussions with 8 - 10 other companies.   We have a list of over 2,000 potential enterprise customers that we will eventually talk with. Facebook, Snapchat, SB Nation, L.A. Times Orange County Register, CBS TV Stations, Gannet, NJ Advanced Media

Consumer Customers -- Once we are operating in 10 DMAs Yokal Productions will introduce direct to consumer options that will allow for people to become Yokals. Our prices will start at 1.99 per month, with the goal being to have a net net of 2.50 per Yokal. We will offer a comprehensive and unique package for local sports fans, athletes and parents.

Marketing Solutions --- After reaching 25 DMAs we will approach fortune 100 companies about our marketing solution packages.   The packages will be designed to use school sports to make these companies seem active and positive in the communities we are operating in. Our marketing solutions will be designed for fortune 100 companies who want more than just pre-roll video advertisement bumpers. These solutions will be designed to reach moms, dads and athletes and focused on large companies who want to use the passion of sports to make a connection.   Eventually we will also add a self-service option for local business who will sponsor the individual school teams.

Conclusion
Yokal Sports is doing something positive for every market we enter. Our service is not only solving a problem and satisfying existing demand but we are offering students the chance to demonstrate their talents and fans to learn more about the schools where they live. Our goal is to empower creators, grow brands and build audiences around all the great local teams and stories. Yokal Sports will become the brand dedicated premium school sporting news, information and entertainment.   With more than 1 Million Potential Subscribers within our first three years of operations expected, 600 channels expected to be created each year, and an estimated hundred plus million views expected each year our business will be something local fans will be aware of and want to follow.

**Yokal
SPORTS**
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Broadcast Media / Media Broadcasting Company Investment Industry Risks
Media Broadcasting Industry investments are subject to varying degrees of risk. The yields available from equity investments in Media Broadcasting Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's products and services may be adversely affected by the general economic climate, Broadcast Media market conditions such as oversupply of related products and services, or a reduction in demand for Broadcast Media products and services in the areas in which the Company's products and services are located, competition from other Media Broadasting products and services suppliers, and the Company's ability to provide adequate Broadcast Media products and services. Revenues from the Company's products and services are also affected by such factors such as the costs of production and general regional and national market conditions.
Because Media Broadcasting Industry investments are relatively illiquid, the Company's ability to vary its Broadcast Media products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

07/21/2016
FP: truCrowd

Yokal Sports
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

(2) We Operate in an Immature Industry and have a Relatively New Business Model, which makes it Difficult to Evaluate our Business and Prospects

We expect to derive nearly all of our revenue from the sale of our media, online marketing and other media services, which is an immature industry that has undergone rapid and dramatic changes in its short history. The industry in which we operate is characterized by rapidly-changing Internet Media, evolving industry standards, and changing user and client demands. Our business model is also evolving and is distinct from many other companies in our industry, and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in an immature industry with an evolving business model such as ours. Some of these risks and uncertainties relate to our ability to:

- Expand client relationships (Media Partners);
- Increase the number of visitors to our;
- Grow relationships with third-party website publishers and other sources of web visitors;
- Expand operations and implement and improve our operational, financial and management controls;
- Raise capital at attractive costs, or at all;
- Acquire and integrate websites and other businesses;
- Attract and retain qualified management, employees and independent service providers;
- Successfully introduce new processes and technologies and upgrade our existing technologies and services;
- Protect our proprietary technologies and intellectual property rights; and
- Respond to government regulations relating to the Internet, personal data protection, email, software technologies and other aspects of our business.

If we are unable to address these risks, our business, results of operations and prospects could suffer.

(3) We Depend on Internet Search Companies to attract a Significant Portion of the Visitors to our Websites, and any change in the Search Companies' Search Algorithms or Perception of us or our Industry could Result in our Website(s) being Listed Less Prominently in Either Paid or Algorithmic Search Result Listings, in which case the Number of Visitors to our Website(s) and our Revenues could Decline

We depend in significant part on various Internet search companies, such as Google, Microsoft and Yahoo!, and other search websites to direct a significant number of visitors to our website(s) to provide our online services to our clients. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user's Internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines' assessment of the quality of website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as advertising on other websites, to direct a substantial share of the visitors to our website(s).

Our ability to maintain the number of visitors to our websites from search websites and other websites is not entirely within our control. For example, Internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to maintain their internal standards

07/21/2016

FP: truCrowd

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

and strategies. Changes in the algorithms could cause our website(s) to receive less favorable placements, which could reduce the number of users who visit our website(s). We expect to experience fluctuations in the search result rankings for our website(s). We may make decisions that are suboptimal regarding the purchase of paid listings or our proprietary bid management technologies may contain defects or otherwise fail to achieve their intended results, either of which could also reduce the number of visitors to our websites. We may also make decisions that are suboptimal regarding the placement of advertisements on other websites and pricing, which could increase our costs to attract such visitors or cause us to incur unnecessary costs. Our approaches may be deemed similar to those of our competitors and others in our industry that Internet search websites may consider to be unsuitable or unattractive. Internet search websites could deem our content to be unsuitable or below standards or less attractive or worthy than those of other or competing websites. In either such case, our website(s) may receive less favorable placement. Any reduction in the number of visitors to our websites would negatively affect our ability to earn revenue. If visits to our website(s) decrease, we may need to resort to more costly sources to replace lost visitors, and such increased expense could adversely affect our business and profitability.

(4) Any Failure of our Telecommunications Providers to Provide Required Transmission Capacity to us Could Result in Interruptions in our Service

Our operations are dependent upon transmission capacity provided by third-party telecommunications providers. Any failure of such telecommunications providers to provide the capacity we require may result in a reduction in, or termination of, service to our customers. This failure may be a result of the telecommunications providers or Internet service providers choosing services that are competitive with our service, failing to comply with or terminating their agreements with us or otherwise not entering into relationships with us at all or on terms commercially acceptable to us. If we do not have access to third-party transmission capacity, we could lose customers or fees charged to such customers, and our business and financial results could suffer.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

As competition in the Internet content delivery market continues to intensify, new solutions will come to market. We are aware that other companies will in the future focus significant resources on developing and marketing similiar products and services that will compete with Yokal Production, Inc.

Increased competition could result in:

- Price and Revenue Reductions and Lower Profit Margins;

- Increased Cost of Service from Telecommunications Providers;

- Loss of Customers; and

- Loss of Market Share

Any one of these could materially and adversely affect our business, financial condition and results of operations.

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

(5) Our Business will Suffer if we are Not Able to Scale our Network as Demand Increases

We have had only limited deployment of our Internet content delivery service to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage of bandwidth increases, we will need to make additional investments in our infrastructure to maintain adequate downstream data transmission speeds. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our service, reducing our revenue and causing our business and financial results to suffer.

(6) Our Business will Suffer if we Do Not Respond to Technological Changes

The market for Internet content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our Internet based broadcast service may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.
In developing our Internet based broadcast service, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our Internet broadcast service may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

(7) The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

Yokal Productions, Inc. commenced operations in November of 2014 as a California Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Yokal Productions, Inc. will operate profitably.

(8) Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

07/21/2016

FP: truCrowd

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

(9) The Company is Dependence on Current Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Christopher Pappas, the Company's Founder, Chairman and Chief Executive Officer.

(10) The Company Could Potentially Face Risks Associated with Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

(11) Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

(12) Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

(13) Control by Management

As of February 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

(14) Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations

07/21/2016
FP: truCrowd

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

(15) No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

(16) The Company's Continuing as a Going Concern Depends Upon Financing
If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

(17) Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.
No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

(18) Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the

07/21/2016

FP: truCrowd

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

(19) Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

(20) Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lowr trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Broadcast Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other

07/21/2016
FP: truCrowd

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

(21) Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

(22) Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

(23) Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis. The Company may in the future enter into an agreement with certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

(24) Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

Yokal SPORTS
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

THE OFFERING

9.   What is the purpose of this offering?
Yokal Productions will have the following use of proceeds with a brief description.
   1.   Yokal Productions currently operates in 3 DMAs; Los Angeles, CA, Minneapolis, MN and North New Jersey
   2.   Expanding to additional DMAs by creating customers who pay a monthly fee for video packages
   3.   Company is operating by setting monthly budgets for each DMA we produce video in
   4.   Each market has a General Editor who manages that DMA
   5.   General Editor chooses the game and ensures video formats are consistent, manage scholarship programs, select Sports Reporters to cover games and produce highlight packages
   6.   Video Editors will be based in Minneapolis, MN and will be in one location to keep costs low
   7.   Customers Development team is in charge of finding customers and closing deals for video packages -- we have 1 signed customer deal and between 8-10 initial conversations.
   8.   Platforms & Products will manage all technology related parts of company
   9.   Content Management is the management, storage and tacking of all the video we produce
   10. Sports Reporter are currently employees who receive $50 per game

Yokal SPORTS
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$110,000**	**$1,000,000**
Less: Offering Expenses (FP Fees)	$7,700	$70,000
Net Proceeds	**$102,300**	**$930,000**
Use of Net Proceeds		
(A) Monthly Fee Per DMA	$3,000	$8,000
(B) General Editors	$27,000	$220,000
(C) Yokal Sports Sports Reporter	$14,000	$77,000
(D) Video Editors	$14,000	$180,000
(E) Scholarships	$12,000	$150,000
(F) Platforms & Products	$10,000	$80,000
(G) Content Management	$4,000	$50,000
(H) Travel	$4,000	$40,000
(I) Insurance	$3,000	$50,000
(J) Legal & Accounting	$9,000	$70,000
(K). Additional Reserves	$2,300	$5,000
Total Use of Net Proceeds	**$102,300**	**$930,000**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $110,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow to release the money to the company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

**Yokal
SPORTS**
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.
     The Company is seeking capital commitments of $110,000 accepting over-subscription up to $1,000,000. The securities being offered hereby consists of Non-Voting Common Stock Units of the Company, valued at $0.72 per Share. The Company offers a 15% discount, therefore, the asking price/share of this Offerings is **$0.61 per Share**

14. Do the securities offered have voting rights?   □ Yes √ No

15. Are there any limitations on any voting or other rights identified above? □ Yes □ No Explain:
     The shares offered are non-voting. Investors receive a 15% discount to compensate the lack og voting rights.

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.　　What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
				Specify: _____
Common Stock A:	2,500,000　Shares Common Stock	2,500,000　Shares Common Stock	Yes　□ No	□ Yes □ No
				Specify: _____
Common Stock B:	2,500,000　Shares Common Stock	2,500,000　Shares Common Stock	□ Yes　√ No	□ Yes □ No

18.　　How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

　　　　N/A The securities offered have no voting rights.

19.　　Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? √ Yes □ No
　　　　Explain:

　　　　The Company has two classes of Common Stock: a) Common Stock A, consisting of 2,500,000 shares and Crowdfunding Stock (Common Stock B, Non-Voting) consisting of 2,500.000 Shares

20.　　How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

　　　　Principal Shareholders have only Common Stock.

21.　　How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

　　　　The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

**Yokal
SPORTS**
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely, VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Weights
of the 5 methods



The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money $3,600,000 and the company decided to give a 15% "Non-Voting" discount of 15%, offering the shares at a valuation of $3,060,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Yokal SPORTS
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, you probably won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that you think is bad and puts your interest in the company at risk. You may see the majority owner running the company into the ground. You can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

You have limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While you would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

    □ additional issuances of securities,

    □ issuer repurchases of securities,

    □ a sale of the issuer or of assets of the issuer or

    □ transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:

    None.

25. What other exempt offerings has the issuer conducted within the past three years?

    No other exempt offerings conducted in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer;

Yokal SPORTS
Your SOCIAL Sports Leader

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No: to all four situations.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   □ Yes   √ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Our majority stockholder is Mr. Christopher Pappas, the Company's Founder, Chairman and Chief Executive Officer. Christopher began working on this concept in 2007 as part time hobby.   Having played Division III basketball at Franklin & Marshall and multiple sports in high school, Chris understands the passion people have for this content. He bought the domain YokalSports.com in 2008 and has been working on this problem since then.   The team has made many mistakes but have persevered and solved a large problem that the existing companies cannot accomplish.   In order to start fresh and give our new investors only the upside of our hard work the past few years we have re-incorporated as a CA C Corporation. As the sole shareholder, Christopher currently owns the majority of the issued and outstanding controlling Common Stock Units of Yokal Productions, Inc. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

Yokal SPORTS
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

Reg CF CPAs

3832 Big Dipper Drive Fort Collins, CO 80528 | Tel: 734.262.5557 | info@RegCfCPA.com

Independent Accountant's Review Report

To the Shareholders
Yokal Productions II Inc.

We have reviewed the accompanying financial statements of Yokal Productions II Inc., which comprise the balance sheet as of June 30, 2016, and the related statements of income, retained earnings, and cash flows, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Yokal Productions II Inc.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jinjing Zhang
Reg CF CPAs
7/12/2016

Yokal SPORTS
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

Yokal Productions II Inc.

Balance Sheet
6/30/16

As of 6/30/2016

Assets
Current Assets

Cash		$2,359.04
Total Assets		$2,359.04

Liability

Accounts Payable		$966.00
Note Payable to Shareholder		$2,159.04
Total Liability		$3,125.04

Equity

Common Stock		$200.00
Retained Earnings		-$966.00
Total Equity		-$766.00
Total liabilities and equity		$2,359.04

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

Yokal Productions II Inc.

Income Statement
YTD Ended June 30, 2016

Revenue	$0.00
Cost of Good Sold	$0.00
Other Cost of Sales	$0.00
Gross Margin	$0.00
Incoporation Expenses	$966.00
Net Income	-$966.00

Yokal Productions II Inc.

Cash Flow Statement
YTD Ended June 30, 2016

Operating Activities	$0.00
Investing Activities	$0.00
Financing Activities	$0.00
Investment by Shareholder	$200.00
Loan from Shareholder	$2,159.04
Net Increase in Cash	$2,359.04
Cash Balance, Beginning Balance	$0.00
Cash at June 30, 2016	$2,359.04

07/21/2016
FP: truCrowd

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

        (i)   in connection with the purchase or sale of any security? □ Yes □ No
        (ii)   involving the making of any false filing with the Commission? □ Yes □ No
        (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor
of purchasers of securities?   □ Yes □ No
If Yes to any of the above, explain: _____

  (2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

        (i)   in connection with the purchase or sale of any security? □ Yes □ No;
        (ii)   involving the making of any false filing with the Commission? □ Yes □ No
        (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

        of purchasers of securities?   □ Yes □ No
        If Yes to any of the above, explain: _____

  (3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

        (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer? □ Yes □ No
        (B)   engaging in the business of securities, insurance or banking? □ Yes □ No
        (C)   engaging in savings association or credit union activities?

07/21/2016
FP: truCrowd

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

□ Yes □ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes □ No

If Yes to any of the above, explain: ______________________________

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes □ No

(ii) places limitations on the activities, functions or operations of such person? □ Yes □ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? □ Yes □ No

If Yes to any of the above, explain: ______________________________

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
□ Yes □ No

(ii) Section 5 of the Securities Act? □ Yes □ No If Yes to either of the above, explain: ______________________________

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

□ Yes □ No If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of

Yokal SPORTS
Your SOCIAL Sports Leader

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☐ No

If Yes, explain: _____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☐ No If Yes,
explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

YSPORTS
Your SOCIAL Sports Leader

Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

_____

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and


Yokal Productions II Inc.
818 West 7th Street, Ste. 903
Los Angeles, CA 90019
917-312-3901

OFFERING STATEMENT

$0.61/share	# Of Shares	USD	% Pre Money	% Post Money
Target Offering	328180,328	$110,000	3.61%	3.47%
Maximum Amount	1,639,344	$1,000,000	32.79%	24.63%

Open for 160 days: *7/21/2016 – 10/18/2016*

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days